NEW AGE BEVERAGES CORPORATION

October 11, 2017

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan
Pamela Howell
John Reynolds

Re:	New Age Beverages Corporation
Registration Statement on Form S-3
Filed July 18, 2017
File No. 333-219341

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, New Age Beverages Corporation (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 p.m., Eastern Daylight Time, on Monday, October 16, 2017, or as soon thereafter as possible.

The Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

New Age Beverages Corporation

By:	/s/ Brent D. Wilis
Brent D. Willis
Chief Executive Officer